July 31, 1999

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND XI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 2000, and 1999, total revenues increased 2.3% from $527,092 to $539,294 and total expenses decreased 2.5% from $317,492 to $309,626. As a result, net income increased 9.6% from $209,600 for the three-month period ended June 30, 1999, to $229,668 for the same period in 2000. Rental revenue remained relatively constant. Occupancy levels for the Partnership's four mini-storage facilities averaged 86.5% for the three month period ended June 30, 2000 as compared to 85.7% for the same period in 1999. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $10,000 (3.5%) primarily as a result of lower salaries and wages and miscellaneous advertising expenses, partially offset by increases in yellow pages advertising costs and mainten-ance and repair expenses. General and administrative expenses remained relatively constant.

For the six month periods ended June 30, 2000, and 1999, total revenues increased 0.8% from $1,053,006 to $1,061,729 and total expenses increased
1.6% from $609,072 to $618,711. As a result, net income decreased slightly from $443,934 for the six-month period ended June 30, 1999, to $443,018 for the same period in 2000. Rental revenue remained relatively constant. Operating expenses increased approximately $5,900 (1.1%) primarily as a result of higher yellow pages advertising cost and maintenance and repair expenses, partially offset by lower salaries and wages and power and sweeping expenses. Power and sweeping expenses decreased as the substantial snow removal costs in the prior year associated with the blizzard that hit Illinois and Michigan, where two of the Partnership's properties are located, did not materialize in the current year. General and administrative expenses remained relatively constant.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund XI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND XI
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President